September 10, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention:  Mark P. Shuman, Branch Chief - Legal

Re:	Answers Corporation
Amendment No. 1 to Form S-3 filed August 20, 2008
File No. 333-152650

Dear Mr. Shuman:

This letter sets forth the responses of Answers Corporation, a Delaware corporation (the “Company” or “we”), to the oral comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone conference call on September 5, 2008 concerning Amendment No. 1 to the Company’s Registration Statement on Form S-3 (File No. 333-152650) filed with the Commission on August 20, 2008 (the “Registration Statement”).  We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

Incorporation of Documents by Reference, page 2

1.            Please add Form 10-Q for the quarter ended June 30, 2008 to the list of documents incorporated by reference.

We have added our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 to the list of documents incorporated by reference.

Selling Stockholders, page 21

2.            It is also unclear how you determined the number of shares beneficially owned prior to the offering for each selling shareholder.  Please revise.

We have revised the number of shares beneficially owned prior to the offering for each selling stockholder and have reconciled such amount to the footnotes to the Selling Stockholders table.

Very truly yours,

/s/ Jeffrey J. Fessler

Jeffrey J. Fessler